Exhibit (p)(7)

APPENDIX E: Code of Ethics

Purpose

The Company has adopted this Code of Ethics pursuant to the requirements of Rule 204A-1 under the Investment Advisers Act of 1940, as amended, and Rule 17j-1 under the Investment Company Act of 1940 (collectively, the “Rules”). Pursuant to these Rules, the Securities and Exchange Commission (“SEC”) requires investment advisers to adopt a code of ethics. The Rules require an investment adviser’s code of ethics to set forth standards of conduct and supervised persons to comply with applicable federal securities laws. A code of ethics must address personal trading, including the reporting of personal securities holdings and transactions and the pre-approval of certain investments. This document contains the Code of Ethics for Mount Lucas Management, LP (“Code of Ethics” or “Code”).

This Code of Ethics is also made in conformance with National Futures Association (“NFA”) Compliance Rule 2-9(a), which requires that NFA members diligently supervise their agents.

The purpose of this Code of Ethics is to establish standards that promote:

●	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	Full, fair, accurate, timely, and understandable disclosure in the filings with or submissions to regulatory authorities, including the SEC, the Commodity Futures Trading Commission (“CFTC”) and the National Futures Association (“NFA”) by Mount Lucas Management, LP (the “Firm”);

●	Compliance with all applicable governmental laws, rules, and regulations;

●	Prompt internal reporting of violations of the Firm’s Code of Ethics; and

●	Accountability for adherence to this Code.

Applicability

This Code applies to the Firm’s to the following persons (collectively, the “Covered Persons”):

●	principal executive officer

●	principal financial officer

●	principal accounting officer

●	persons performing similar functions

●	all officers and employees who have access to non-public information about clients, information about the holdings of the Firm or any of its affiliates, who have access to non-public information about the purchase and sale of securities by clients or who are involved in making securities recommendations to clients.

The Firm expects the Covered Persons to know and follow the policies outlined in the Compliance Manual of the Firm and this Code. Any Covered Person who violates the letter or spirit of these policies is subject to disciplinary action, up to and including termination.

Honest and Ethical Conduct

Every Covered Person has the responsibility to be honest and ethical. All of a Covered Person’s responsibilities should be performed with the highest sense of integrity. Integrity accommodates the inadvertent error and the honest difference of opinion, but it cannot accommodate deceit or subordination of principle.

Honesty and integrity require that each Covered Person ethically handle actual or apparent conflicts of interest between personal and professional relationships. A conflict of interest is a conflict between the private interests and professional responsibilities of a person in trust. It arises in any situation in which a Covered Person’s personal interest is inconsistent with, or contrary to, the legitimate interests of the Firm, a client of the Firm or an investment pool operated by the Firm. A conflict of interest situation can arise when a Covered Person takes action or has interests (financial or otherwise) that may make it difficult to fulfill duties owed to or disadvantages the Firm, a client or any investment pool operated by the Firm. Conflicts of interest also may arise when a Covered Person or a member of a Covered Person’s family receives improper personal benefits as a result of the Covered Person’s affiliation with the Firm, regardless of whether such benefits are received from the Firm or a third party. Covered Persons must avoid any situation in which their independent business judgment might appear to be compromised.

Full, Fair, Accurate, Timely, and Understandable Disclosure

Each Covered Person must: (1) take all reasonable steps to ensure that any and all reports and other public communications represent full, fair, accurate, timely and understandable disclosure regarding the financial and business condition of the Pool; (2) promptly bring to the attention of the board of directors of the Firm any material information of which a Covered Person may become aware that affects the disclosures made by the Firm in the public filings made on behalf of the Pool or otherwise would assist the board of directors in fulfilling its responsibilities to the Pool; and (3) promptly bring to the attention of the Chief Compliance Officer and the board of directors of the Firm any information he or she may have concerning: (i) significant deficiencies in the design or operation of internal controls that could adversely affect the Firm’s ability to record, process, summarize and report financial data, including on behalf of the Pool; or (ii) any fraud, whether or not material, involving management or employees who have a role in the Firm’s financial reporting, disclosures or internal controls.

Holdings and Transaction Reports

Each Covered Person must submit to the Chief Compliance Officer or the Chief Compliance Officer’s designee a report of that person’s securities holdings which includes: a) the title and type of security and, as applicable, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which such person has any direct or indirect beneficial ownership; b) the name of any broker, dealer or bank where the person maintains an account in which the securities are held for the person’s direct or indirect benefit; and c) the date the report is submitted.

Each Covered Person must submit the holdings report ten days after they attain such status, and the report must be current as of a date no more than 45 days prior to the date they attain such status. At least once each 12-month period thereafter, the information must be current as of a date no more than 45 days prior to the date the report was submitted.

APP E-2

Each Covered Person must submit to the Chief Compliance Officer the following information about each transaction involving a reportable security in which the person had, or as a result of the transaction acquired, any direct or indirect beneficial interest, at the date of the transaction, the title and, as applicable: a) the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares and principal amount of each security involved; b) the nature of the transaction (i.e., purchase or sale); c) the price of the security at which the transaction was effected; d) the name of the broker, dealer or bank with or through which the transaction was effected; and e) the date of submission of the report.

The report shall be submitted no later than 30 days following the end of a calendar quarter and shall report on all transactions during the quarter.

Covered Persons need not submit: a) any report with respect to securities held in accounts over which the person has no direct or indirect influence or control; b) reports of transactions pursuant to an automatic investment plan; c) any report that would duplicate information contained in broker trade confirmations or account statements so long as the confirmations or statements are received no later than 30 days after the end of the applicable quarter.

Pre-Approval of Certain Investments

Covered Persons must obtain approval from the Firm before they directly or indirectly acquire ownership in any security in an initial public offering or in a limited offering. Any purchase or sale of KMLM or any other ETF managed by Mount Lucas must be pre-approved in writing by the Chief Compliance Officer.

Ethics Training

Employees shall be required to undergo ethics training as necessary in the discretion of the Chief Compliance Officer. There is also mandatory periodic ethics training required of all Associated Persons pursuant NFA Compliance Rule 2-9. Such training and policies are described in the Section XIII of the Firm’s Compliance Manual.

Compliance with All Applicable Governmental Laws, Rules, and Regulations

Each Covered Person must comply with all applicable governmental laws, rules, and regulations, including the Federal laws governing securities and commodities. This requirement applies to all federal, foreign, state and local laws.

Prompt Report of Violations of the Code

If a Covered Person becomes aware of a violation of the Code or is unsure whether a situation violates the Code or any applicable law, rule, regulation, or Company policy, the Covered Person should discuss the situation promptly with the Chief Compliance Officer. Failure to do so is itself a violation of the Code. The Firm will not allow retaliation for reports made in good faith.

If any Covered Person has a question about the meaning of the Code, that person should bring the matter to the attention of the Chief Compliance Officer.

APP E-3

Waivers of or Amendments to the Code

Any waivers of or amendments to this Code must be granted by the Firm’s board of directors. If a Covered Person would like to request a waiver or amendment to this Code, that person should contact the Chief Compliance Officer.

Investment Company Act of 1940

The Code reinforces fiduciary principles and sets forth standards of conduct in connection with advising investment companies that are registered under the 1940 Act, including the obligation to put the interests of clients first, restrictions on personal trading and reporting of personal securities transactions and holdings. Additionally, the Firm will:

●	provide a copy of the Code and changes thereof to the Chief Compliance Officer (“Fund CCO”) of the RIC and the Board of Trustees/Directors when requested;

●	provide a copy, with reasonable notice, of any material changes to the Code; and provide periodic certifications and reports to the Investment Company regarding the Code and any violations thereof as requested.

In addition, Rule 17j-1 under the 1940 Act also requires each investment adviser to a RIC to adopt a written code of ethics containing provisions reasonably necessary to prevent the adviser and its Employees from:

●	Employing any device, scheme or artifice to defraud the RIC;

●	Making any untrue statement of a material fact to the RIC or omit to state a material fact necessary in order to make the statements made to the RIC, in light of the circumstances under which they were made, not misleading;

●	Engaging in any act, practice or course of business that operates or would operate as a fraud or deceit on the RIC; and

●	Engaging in any manipulative practice with respect to the RIC.

●	As required by Rule 17j-1(c)(2)(ii), no less frequently than annually, the Firm shall furnish to the board of directors/trustees of the RIC, a written report that:

●	describes issues that arose during the previous year under the code of ethics or procedures applicable to the Firm, including, but not limited to, information about material code or procedure violations and sanctions imposed in response to those material violations; and

●	certifies to the fund’s board that the rule Firm has adopted procedures reasonably necessary to prevent its access persons from violating its code of ethics.

APP E-4

APPENDIX F: Identity Theft Prevention Policy

Policy and Program

It is Mount Lucas’ policy to undertake reasonable measures to detect, prevent, and mitigate identity theft and to comply with all facets of the Securities and Exchange Commission’s (“SEC”) Regulation S-ID. Based on the nature and the scope of Mount Lucas’ operations, this Identity Theft Prevention Policy (“ID-Theft PP”) was determined to be appropriate for the Firm.

This ID-Theft PP is made as part of the Mount Lucas’ compliance with SEC’s Regulation S-ID, which implements provisions in the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which amended the FACT Act and directed the SEC (and the Commodity Futures Trading Commission (“CFTC”)) to adopt rules for identity theft red flags. The SEC’s rules are contained in new Regulation S-ID (17 C.F.R. § 248.201 and 202), and the CFTC’s rules are contained in Part 162 of its regulations (17 C.F.R. § 162.30 et. seq.). Regulation S-ID, and the information collection it requires, is designed to better protect consumers from the risks of identity theft.

Mount Lucas’ ID-Theft PP will be implemented in conjunction with its Anti-Money Laundering Compliance Program (“AML Policy”), its Client Identification Procedures (“CIP”) and all other similar regulatory compliance policies and programs adopted by Mount Lucas.

The following definitions relate to the Mount Lucas’ ID-Theft PP:

A Financial Institution, with respect to the SEC, is any bank, credit union, or any other person that directly or indirectly holds a transaction account belonging to an individual. The SEC has stated that this covers broker-dealers, investment companies and investment advisors. With respect to the CFTC, a Financial Institution is any futures commission merchant, retail foreign exchange dealer, commodity trading advisor, commodity pool operator, introducing broker, swap dealer or major swap participant.

A Creditor is a person that “regularly and in the course of business advances funds to or on behalf of a person” with the expectation of repayment.

Identify theft means fraud committed or attempted using the identifying information of another person without authority.

A Covered Account is generally: (1) an account that a financial institution or creditor offers or maintains, primarily for personal, family, or household purposes, that involves or is designed to permit multiple payments or transactions; or (2) any other account that poses a reasonably foreseeable risk to customers of identity theft.

Identifying Information means any name or number that may be used, alone or in conjunction with any other information, to identify a specific person including name, address, telephone number, social security number, date of birth, government issued driver’s license or identification number, alien registration number, government passport number, employer or tax identification number, or student identification number.

Red Flag is a pattern, practice, or specific activity that indicates the possible existence of identity theft.

APP F-1

Oversight of the Program

The Firm’s program oversight officer, who shall be the primary point of contact with respect to the Program and its implementation (“ID-Theft PP Officer”), is Gregory Cox, who can be contacted at gjc@mtlucas.com serves in this capacity. The ID-Theft PP Officer is primarily responsible for the administration of the Firm’s Identity Theft Prevent Program subject to the ultimate oversight of the Chief Compliance Officer.

Identification and Detection of Red Flags

Mount Lucas, its officers, its employees and all of its relevant personnel shall be responsible for identifying Red Flags with respect to any covered account by (but not limited to) any of the following means:

a)	alerts, notifications or warnings from a consumer or credit reporting agency or service providers (e.g., fraud detection services);

b)	presentation of suspicious documents (e.g., documentation that appears to forged, altered or inauthentic);

c)	presentation of suspicious personal identifying information (e.g., inconsistent personal descriptions, address changes, etc.);

d)	suspicious account activity; and

e)	notices from other sources.

Some of these categories and examples may not be relevant to Mount Lucas and some may be relevant only when combined or considered with other indicators of identity theft. The above examples are not exhaustive or a mandatory checklist, but a way to help Mount Lucas consider relevant Red Flags in the context of its activities.

The ID-Theft PP Officer has reviewed all of the covered accounts of Mount Lucas which it has access to, how Mount Lucas opens and maintains them, and how to detect Red Flags that may have occurred in them. The detection of those Red Flags is based on the Mount Lucas’ methods of getting information about investors and verifying it under any CIP or AML compliance procedures, authenticating individuals who access the accounts, and monitoring transactions and change of address requests. For opening covered accounts, that can include getting identifying information about and verifying the identity of the person opening the account by using the firm’s CIP. For existing covered accounts, it can include authenticating customers, monitoring transactions, and verifying the validity of changes of address.

APP F-2

Responses

The Program shall provide for appropriate responses to Red Flags that have been detected. These responses shall also be aimed to further mitigate and prevent identity theft with respect to the

Fund and its covered account(s) in the future. The response in each situation shall correspond with the degree of risk posed. Appropriate responses taken may include:

a)	Monitoring a flagged covered account for further evidence of identity theft;

b)	Contacting an individual or investor in question;

c)	Changing any passwords, security codes or other security devices that permit access to a covered account;

d)	Reopening a covered account with a new account number;

e)	Refraining from opening a new covered account;

f)	Closing an existing covered account;

g)	Notifying law enforcement; or

h)	Determining no response is warranted under the particular circumstances.

Annual Reports

The following shall be included in the annual compliance report to the Board:

a)	its List of Firm-Specific Red Flags (if any);

b)	its procedures to detect Red Flags;

c)	a description of each incident during the prior year in which a Red Flag was detected and the response taken by the Fund;

d)	a description of any incidents of Identity Theft relating to its covered accounts during the prior year;

e)	a description of each notice of address discrepancy the Firm received during the prior year and its response; and

f)	any recommendations for changes to the Firm’s procedures or this Policy.

APP F-3

Updating the Program

Based in part on the Annual Report, Mount Lucas will periodically update its Regulation S-ID Identity Theft Prevention Policy & Program. Such updates to the Program may result due to the Firm’s past experience with identity theft, changes in methods of identity theft (e.g., changes in technology), changes in methods to detect, mitigate and prevent identity theft, changes to the types of accounts that the Firm deals with, changes in the Firm’s investment strategy and changes in the Firm’s business relationships.

Oversight of Service Provider Arrangements

The Firm may utilize service providers in connection with its covered account(s). In connection with such relationships, the Firm will ensure that each of its service providers who perform activities in connection with the Firm’s covered account(s), especially service providers that are not otherwise regulated, comply with reasonable policies and procedures designed to detect, prevent and mitigate identity theft by contractually requiring them to have policies and procedures to detect any firm-specific Red Flags and any other Red Flags that may arise. The

Firm will require each of the other service providers to take appropriate steps of their own to prevent or mitigate the identify theft.

Approval and Acknowledgement

This Regulation S-ID Identity Theft Prevention Policy and Program of Mount Lucas as reasonably designed to enable the Firm to detect, prevent, and mitigate identity theft (as part of this Compliance Procedures Manual) shall be provided to each employee of the Firm to review, acknowledge and approve.

APP F-4